

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631
.

August 31, 2017

<u>Via E-Mail</u>
Mr. Chung Szeto
President, Chief Executive Officer, and Director
TGS International Ltd.
Unit 3, 6420 – 4 Street NE
Calgary, Alberta, Canada T2K 5M8

> **Re:**   **TGS International Ltd.**
> **Pre-effective Amendment 2 to Registration Statement on Form S-1**
> **Filed August 18, 2017**
> **File No. 333-217451**

Dear Mr. Szeto:

We reviewed your amended registration statement and have the following comments.

Financial Summary Information, page 6

1. Your working capital of $9,950 as of February 28, 2017 is incorrectly presented as a deficit in the latest filing. Please revise.

Consolidated Financial Statements

General

2. We note your response to prior comment 2. It remains unclear to us why TGS Building would not be considered your predecessor. Tell us why the factors you cite in your prior response should be considered in an analysis of whether an entity is a predecessor in light of the predecessor definition specified in Rule 405 of Regulation C. It appears that you succeeded to substantially all of the business of TGS Building and your operations prior to the succession appear insignificant relative to the operations acquired. As such, we reissue prior comments 2, 6 and 9.

3. Please make arrangements with your auditor to have them revise the consent to correct the inception date reference. Please also include an audit report that covers TGS Building's financial statements included in the filing.

4. We continue to note several instances where you refer to December 12, 2016 as the inception date in the latest filing. Please revise.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or W. John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

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